Exhibit 1

North America’s Railroad

NEWS RELEASE

CN announces new normal course issuer bid
for share repurchase and 19 per cent dividend increase

MONTREAL, January 25, 2022 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved the repurchase of its shares under a new normal course issuer bid (Bid), as well as a 19 per cent increase in the 2022 dividend on the Company’s common shares outstanding.

The Bid, in the range of C$5 billion, permits CN to purchase, for cancellation, over a 12-month period up to 42 million common shares, representing 6.80 per cent of the 618,826,610 common shares issued and outstanding of the Company not held by insiders on January 18, 2022. On that date, 701,740,872 CN common shares were issued and outstanding.

Ghislain Houle, CN executive vice-president and chief financial officer, said: “Together with our strong fourth quarter financial and operating performance, the approval of our new share repurchase plan and the 26th annual increase in our dividend reflect the strength of our business and the ongoing successful execution of the Strategic Plan announced in September.”

The Bid will be conducted between February 1, 2022 and January 31, 2023 through a combination of discretionary transactions and automatic repurchase plans at market prices prevailing at the time of purchase, through the facilities of the Toronto and New York stock exchanges, or alternative trading systems, if eligible, and will conform to their regulations. Purchases may also be conducted using derivative-based programs, accelerated share repurchase transactions, or other methods of acquiring shares, subject to any required regulatory approval and on such terms and at such times as shall be permitted by applicable laws.

The decisions regarding the timing and size of future purchases of common shares under the Bid are subject to management’s discretion and are based on a variety of factors, including market conditions. The new Bid was approved by the Toronto Stock Exchange (TSX) today. TSX rules permit CN to purchase daily, through TSX facilities, a maximum of 304,263 common shares under the Bid.

CN believes that the repurchase of its shares represents an appropriate and beneficial use of the Company’s funds.

CN’s current normal course issuer bid announced in January 2021 for the purchase of up to 14 million common shares expires on January 31, 2022. As at the close of trading on January 18, 2022, CN had repurchased 10,648,647 common shares at a weighted-average price of C$153.70 per share, excluding brokerage fees, returning C$1,637 million to its shareholders. Purchases were made on the open market. CN paused its share repurchases between the end of April 2021 and end of September 2021 while in the process to obtain approval for the merger agreement with Kansas City Southern.

CN’s Board of Directors also approved a first-quarter 2022 dividend on the Company’s common shares outstanding. A quarterly dividend of seventy-three and a quarter cents (C$0.7325) per common share will be paid on March 31, 2022, to shareholders of record at the close of business on March 10, 2022.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”, “plans”, “targets” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

  Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(438) 455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca